ABN 41 009 117 293

# FIRST AUSTRALIAN RESOURCES LIMITED

*Incorporated in Western Australia*

June 24 2004



Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street
WASHINGTON DC 20549
USA



Gentlemen:



**EXEMPTION NUMBER 82-3494**

To continue the exemption of our securities from Section 12(g) of the Securities Exchange Act of 1934 ("the Act") and in accordance with Rule 12g-3-2(b)(iii) under the Act, we enclose announcements which information we have sent to The Australian Stock Exchange (Perth) Ltd, the only Stock Exchange on which, to our knowledge, our Company's securities are traded, and which was made public by the Exchange with which we filed.

The information is being furnished under Rule 12g-3-2(b)(iii), with the understanding that such information will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Act, and that neither this letter not the furnishing of such information shall constitute and admission for any purpose that this Company is subject to the Act.

Yours faithfully,



TED BRINDAL
Company Secretary

Lodgement with Australian Stock Exchange:
28 June 2004 – (ASX Announcement & Media Release – Muggles 1 Update)

ABN 41 009 117 293

FIRST AUSTRALIAN RESOURCES LIMITED

Incorporated in Western Australia

# ASX ANNOUNCEMENT AND MEDIA RELEASE

## MUGGLES-1 WELL UPDATE

**WA-254-P, Offshore Carnarvon Basin, 10.71% (Parts 1, 3 And 4), 11.25% (Part 2) Muggles-1 well**



The operator of WA-254-P, Apache Northwest Pty Ltd ("Apache") has advised FAR that commencement of drilling the Muggles-1 well has moved to a likely spud of the 28th of June, due to slight delays on the completion of the Monet-2 well.

Apache has also advised that Muggles-1 may be further rescheduled in the event sea conditions at the Muggles location are unfavourable for positioning the Ensco 56 jack up rig. An update will be provided once the sea conditions are assessed closer to the anticipated spud date.

The Muggles Prospect is an *M Australis* stratigraphic pinch out trap within a Cretaceous channel on the Enderby Terrace. Prospect potential is estimated at 33.5 (mean) million barrels of oil recoverable. Muggles-1 is designed as a throw away well with planned total depth of 1,454 metres in water depth of 68 metres and a drill duration of approximately 6 days. If drilling is successful the discovery could be tied back to the Woodside operated Legendre Oil Field, lying 10 kilometres northwest of Muggles-1.

FAR maintains a web site at www.farnl.com.au.
Enquiries: Michael Evans 61-8-9322-3939 email: admin@farnl.com.au

1st Floor, 87 Colin Street, West Perth, Western Australia 6005
PO Box 703, West Perth, Western Australia 6872
Telephone: (61-8) 9322 3939 Facsimile: (61-8) 9322 5116
Email: admin@farnl.com.au Web: www.farnl.com.au